RECEIVED

2006 NOV 27 P 1:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

**Smiths Group plc**
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

17 November 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

06018737

SUPPL

Your ref : 82-34872

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
**File Number 82-34872**
**Smiths Group plc**

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

Yours faithfully,

N.R. Burdett
*Assistant Secretary*

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

Dlw 11/28

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

8 NOVEMBER TO 7 NOVEMBER 2006

| | | |
|---|---|---|
| 287 | 09/11/2006 : 12:58:00 | Smiths Group PLC - Holding(s) in Company |
| 288 | 10/11/2006 : 10:47:00 | Smiths Group PLC - Holding(s) in Company |
| 289 | 13/11/2006 : 10:43:00 | Smiths Group PLC - Holding(s) in Company |
| 290 | 17/11/2006 : 11:43:00 | Smiths Group PLC - Holding(s) in Company |
| 291 | 17/11/2006 : 12:40:00 | Smiths Group PLC - Holding(s) in Company |

| | |
|---|---|
| **Company** | Smiths Group PLC |
| **TIDM** | SMIN |
| **Headline** | Holding(s) in Company |
| **Released** | 12:58 09-Nov-06 |
| **Number** | 8266L |



smiths

9 NOVEMBER 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: BARCLAYS PLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NOTIFICATION BY BARCLAYS PLC OF A NOTIFIABLE INTEREST THROUGH THE LEGAL ENTITIES:
   BARCLAYS BANK TRUST COMPANY LTD;
   BARCLAYS CAPITAL INC.;
   BARCLAYS CAPITAL SECURITIES LTD;
   BARCLAYS GLOBAL FUND ADVISORS;
   BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD;
   BARCLAYS GLOBAL INVESTORS CANADA LTD;
   BARCLAYS GLOBAL INVESTORS LTD;
   BARCLAYS GLOBAL INVESTORS, N.A.;
   BARCLAYS GLOBAL INVESTORS JAPAN LTD;
   BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING;
   BARCLAYS LIFE ASSURANCE CO LTD;
   BARCLAYS PRIVATE BANK AND TRUST LTD;
   BARCLAYS PRIVATE BANK LTD; AND
   GERRARD LTD

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| *REGISTERED HOLDER* | | *SHARES* |
|---|---|---|
| BANK OF NEW YORK | | 40,331 |
| BARCLAYS CAPITAL NOMINEES LTD | | 2,734,135 |
| BARCLAYS TRUST CO AS EXEC/ADM C | | 6 |
| BARCLAYS GLOBAL INVESTORS CANADA | | 42,996 |
| BARCLAYS TRUST CO & OTHERS | | 5,250 |
| BARCLAYS TRUST CO DMC69 | | 11,500 |
| BARCLAYS TRUST CO E99 | | 778 |
| BARCLAYS TRUST CO R69 | | 61,093 |
| CHASE NOMINEES LTD 16376 A/C | | 291,357 |
| CHASE NOMINEES LTD 28270 A/C | | 191,421 |
| CLYDESDALE NOMINEES HGB0125 | 32349601 a/c | 1,689 |
| CLYDESDALE NOMINEES HGB0125 | 32449201 a/c | 4,929 |
| CLYDESDALE NOMINEES HGB0125 | 59419801 a/c | 311 |
| CLYDESDALE NOMINEES HGB0125 | 59553401 a/c | 1,155 |
| CLYDESDALE NOMINEES HGB0125 | 59571201 a/c | 478 |
| CLYDESDALE NOMINEES HGB0125 | 59710301 a/c | 455 |
| CLYDESDALE NOMINEES HGB0125 | 59732401 a/c | 1,633 |
| CLYDESDALE NOMINEES HGB0125 | 59737501 a/c | 1,450 |
| CLYDESDALE NOMINEES HGB0125 | 59738301 a/c | 1,898 |

| | | |
|---|---|---|
| CLYDESDALE NOMINEES HGB0125 | 59744801 a/c | 925 |
| CLYDESDALE NOMINEES HGB0125 | 64544201 a/c | 1,288 |
| CLYDESDALE NOMINEES HGB0125 | 65136101 a/c | 519 |
| CLYDESDALE NOMINEES HGB0125 | 66860401 a/c | 412 |
| CLYDESDALE NOMINEES HGB0125 | 67940101 a/c | 6,968 |
| CLYDESDALE NOMINEES HGB0125 | 69108801 a/c | 750 |
| CLYDESDALE NOMINEES HGB0125 | 69238601 a/c | 1,713 |
| CLYDESDALE NOMINEES HGB0125 | 69340401 a/c | 750 |
| CLYDESDALE NOMINEES HGB0125 | 69732901 a/c | 5,352 |
| CLYDESDALE NOMINEES HGB0125 | 69738801 a/c | 501 |
| CLYDESDALE NOMINEES HGB0125 | 69829501 a/c | 823 |
| CLYDESDALE NOMINEES HGB0125 | 70314001 a/c | 477 |
| CLYDESDALE NOMINEES HGB0125 | 70335301 a/c | 992 |
| CLYDESDALE NOMINEES HGB0125 | 70339601 a/c | 623 |
| CLYDESDALE NOMINEES HGB0125 | 70387601 a/c | 502 |
| CLYDESDALE NOMINEES HGB0125 | 70388401 a/c | 691 |
| CLYDESDALE NOMINEES HGB0125 | 70391401 a/c | 407 |
| CLYDESDALE NOMINEES HGB0125 | 80750701 a/c | 2,900 |
| CLYDESDALE NOMINEES HGB0125 | 80766301 a/c | 611 |
| CLYDESDALE NOMINEES HGB0125 | 83011801 a/c | 735 |
| CLYDESDALE NOMINEES HGB0125 | 86680501 a/c | 656 |
| CLYDESDALE NOMINEES HGB0125 | 88608301 a/c | 557 |
| CLYDESDALE NOMINEES HGB0125 | 120142001 a/c | 4,800 |
| CLYDESDALE NOMINEES HGB0125 | 300000001 a/c | 628 |
| CLYDESDALE NOMINEES HGB0125 | 310007101 a/c | 1,222 |
| CLYDESDALE NOMINEES HGB0125 | 310042001 a/c | 741 |
| CLYDESDALE NOMINEES HGB0125 | 310092601 a/c | 1,723 |
| CLYDESDALE NOMINEES HGB0125 | 310128001 a/c | 857 |
| CLYDESDALE NOMINEES HGB0125 | 310186801 a/c | 542 |
| CLYDESDALE NOMINEES HGB0125 | 310205801 a/c | 446 |
| CLYDESDALE NOMINEES HGB0125 | 310231701 a/c | 505 |
| CLYDESDALE NOMINEES HGB0125 | 310246501 a/c | 6,825 |
| CLYDESDALE NOMINEES HGB0125 | 310254601 a/c | 1,013 |
| CLYDESDALE NOMINEES HGB0125 | 310255401 a/c | 5,940 |
| CLYDESDALE NOMINEES HGB0125 | 310266001 a/c | 362 |
| CLYDESDALE NOMINEES HGB0125 | 310311901 a/c | 660 |
| CLYDESDALE NOMINEES HGB0125 | 310589801 a/c | 323 |
| CLYDESDALE NOMINEES HGB0125 | 310590101 a/c | 331 |
| CLYDESDALE NOMINEES HGB0125 | 310594401 a/c | 565 |
| CLYDESDALE NOMINEES HGB0125 | 700009301 a/c | 729 |
| CLYDESDALE NOMINEES HGB0125 | 700066201 a/c | 578 |
| CLYDESDALE NOMINEES HGB0125 | 700083201 a/c | 432 |
| CLYDESDALE NOMINEES HGB0125 | 700106501 a/c | 583 |
| CLYDESDALE NOMINEES HGB0125 | 59579802 a/c | 1,013 |
| CLYDESDALE NOMINEES HGB0125 | 70160102 a/c | 1,175 |
| CLYDESDALE NOMINEES HGB0125 | 70383302 a/c | 2,719 |
| CLYDESDALE NOMINEES HGB0125 | 87093402 a/c | 1,176 |
| CLYDESDALE NOMINEES HGB0125 | 310594402 a/c | 165 |
| CLYDESDALE NOMINEES HGB0125 | 700207002 a/c | 2,237 |
| CLYDESDALE NOMINEES HGB0125 | 70309403 a/c | 534 |
| CLYDESDALE NOMINEES HGB0125 | 87093403 a/c | 434 |
| GERRARD NOMINEES LIMITED 602394 A/C | | 860 |
| GERRARD NOMINEES LIMITED 602698 A/C | | 475 |
| GERRARD NOMINEES LIMITED 603856 A/C | | 3,040 |
| GERRARD NOMINEES LIMITED 631118 A/C | | 4,000 |
| GERRARD NOMINEES LIMITED 643975 A/C | | 1,800 |
| GERRARD NOMINEES LIMITED 659442 A/C | | 650 |
| GERRARD NOMINEES LIMITED 659792 A/C | | 640 |
| GERRARD NOMINEES LIMITED 660137 A/C | | 500 |
| GERRARD NOMINEES LIMITED 660302 A/C | | 1,500 |

| | |
|---|---|
| GERRARD NOMINEES LIMITED 660318 A/C | 14,500 |
| GERRARD NOMINEES LIMITED 660430 A/C | 230 |
| GERRARD NOMINEES LIMITED 660632 A/C | 1,000 |
| GERRARD NOMINEES LIMITED 660758 A/C | 6,000 |
| GERRARD NOMINEES LIMITED 660851 A/C | 6,500 |
| GERRARD NOMINEES LIMITED 660968 A/C | 713 |
| GERRARD NOMINEES LIMITED 768557 A/C | 3,350 |
| GERRARD NOMINEES LIMITED 770101 A/C | 2,500 |
| GERRARD NOMINEES LIMITED 781271 A/C | 3,000 |
| GRIEG MIDDLETON NOMINEES LIMITED | 275,938 |
| GRIEG MIDDLETON NOMINEES LIMITED 126066DA A/C | 400 |
| GRIEG MIDDLETON NOMINEES LIMITED 523475DN A/C | 50,000 |
| INVESTORS BANK AND TRUST CO. | 5,611,713 |
| JP MORGAN (BGI CUSTODY) 16331 A/C | 141,498 |
| JP MORGAN (BGI CUSTODY) 16338 A/C | 33,400 |
| JP MORGAN (BGI CUSTODY) 16341 A/C | 310,734 |
| JP MORGAN (BGI CUSTODY) 16342 A/C | 74,836 |
| JP MORGAN (BGI CUSTODY) 16400 A/C | 4,343,027 |
| JP MORGAN (BGI CUSTODY) 17011 A/C | 9,452 |
| JP MORGAN (BGI CUSTODY) 18408 A/C | 44,286 |
| JPMORGAN CHASE BANK | 751,635 |
| MELLON TRUST - US CUSTODIAN/ | 21,908 |
| MITSUI ASSET | 9,722 |
| R C GREIG NOMINEES LTD | 1,854,059 |
| R C GREIG NOMINEES LTD GP1 A/C | 180,730 |
| R C GREIG NOMINEES LTD SA1 A/C | 109,562 |
| R C GREIG NOMINEES LTD AK1 A/C | 587,526 |
| R C GREIG NOMINEES LTD BL1 A/C | 139,341 |
| R C GREIG NOMINEES LTD CM1 A/C | 70,745 |
| REFLEX NOMINEES LTD | 157 |
| STATE STREET BOSTON | 267,069 |
| TRUST & CUSTODY SERVICES BANK | 4,955 |
| ZEBAN NOMINEES LTD | 332,593 |

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 9 NOVEMBER 2006

12. Total holding following this notification: 18,737,819 SHARES (AT 6 NOVEMBER 2006)

13. Total percentage holding of issued class following this notification*: 3.29%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 9 NOVEMBER 2006

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

Close

| | |
|---|---|
| **Company** | Smiths Group PLC |
| **TIDM** | SMIN |
| **Headline** | Holding(s) in Company |
| **Released** | 10:47 10-Nov-06 |
| **Number** | 8793L |

smiths

10 NOVEMBER 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest:

(A) FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND

(B) FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

NOTIFICATION ON BEHALF OF FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR EDWARD C JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED, OF DISCLOSABLE INTERESTS ARISING UNDER S208(4)(b) OF THE COMPANIES ACT 1985.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

| *SHAREHOLDER* | *SHARES* |
|---|---|
| STATE STREET HONG KONG | 18,500 |
| STATE STREET BANK AND TR CO | 315,800 |
| BNP PARISBAS, PARIS | 296,000 |
| BANK OF NEW YORK EUROPE LDN | 3,198,800 |
| TRUST & CUST SRVCS BK LTD, TOKO | 20,260 |
| NOMURA TRUST AND BANKING | 37,700 |
| MASTER TRUST BANK OF JAPAN | 187,400 |
| ING LUXEMBORUG | 20,300 |
| NORTHERN TRUST LONDON | 42,900 |
| STATE STREET BANK AUSTRALIA (C | 98,400 |
| STATE STR BK AND TR CO LNDN (S | 120,920 |
| NORTHERN TRUST LONDON | 162,500 |
| JP MORGAN, BOURNEMOUTH | 193,900 |
| BROWN BROS HARRIMAN LTD LUX | 1,841,214 |
| JP MORGAN, BOURNEMOUTH | 4,540,916 |
| BERMUDA TRUST FAR EAST HK | 259,304 |
| JP MORGAN, BOURNEMOUTH | 7,824,783 |
| MELLON BANK NA | 17,900 |
| MELLON BANK NA | 35,700 |
| NORTHERN TRUST LONDON | 83,700 |
| NORTHERN TRUST CO | 102,200 |
| STATE STREET BANK AND TR CO | 667,500 |
| BROWN BROS HARRIMAN AND CO | 942,300 |
| JPMORGAN CHASE BANK | 16,363,757 |

| | |
|---|---|
| ROYAL TRUST -TORONTO | 20,719 |
| BROWN BROS HARRIMAN AND CO | 37,700 |
| CIBC MELLON TRUST | 115,480 |
| BANK OF NEW YORK | 365,200 |
| JPMORGAN CHASE | 556,800 |
| MELLON BANK NA | 673,720 |
| NORTHERN TRUST CO | 858,164 |
| STATE STREET BANK AND TR CO | 1,804,763 |
| DEXIA PRIVATBANK | 9,500 |
| SOCIETE GENERALE | 42,800 |
| JPMORGAN CHASE BANK | 44,600 |
| CHASE MANHTTN BK AG FRNKFRT (S | 82,900 |
| MIDLAND SECURITIES SERVICES | 124,140 |
| BANKERS TRUST LONDON | 264,380 |
| HSBC BANK PLC | 462,000 |
| BANK OF NEW YORK BRUSSELS | 773,369 |
| MELLON BANK | 981,800 |
| STATE STR BK AND TR CO LNDN (S | 1,699,519 |
| JP MORGAN, BOURNEMOUTH | 2,144,780 |
| NORTHERN TRUST LONDON | 3,727,780 |
| JPMORGAN CHASE BANK | 3,290,658 |

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 10 NOVEMBER 2006

12. Total holding following this notification: 55,473,426 SHARES

13. Total percentage holding of issued class following this notification*: 9.74%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT, 020 8457 8229

16. Name and signature of duly authorised officer of the listed company responsible for making this notification: NEIL BURDETT

17. Date of notification: 10 NOVEMBER 2006

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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smiths

| | |
|---|---|
| **Company** | Smiths Group PLC |
| **TIDM** | SMIN |
| **Headline** | Holding(s) in Company |
| **Released** | 10:43 13-Nov-06 |
| **Number** | 9604L |

13 NOVEMBER 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: CATER ALLEN INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDER NAMED ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

   NOT DISCLOSED

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 13 NOVEMBER 2006

12. Total holding following this notification: 20,011,000 SHARES (AS AT 9 NOVEMBER 2006)

13. Total percentage holding of issued class following this notification: 3.54%

14. Any additional information: THE HOLDING IS STATED TO HAVE ARISEN AS A RESULT OF A SECURITIES FINANCING POSITION TAKEN BY A PRINCIPAL TRADING MEMBER OF THE LONDON STOCK EXCHANGE

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 13 NOVEMBER 2006

END

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Free annual report

| | |
|---|---|
| **Company** | Smiths Group PLC |
| **TIDM** | SMIN |
| **Headline** | Holding(s) in Company |
| **Released** | 11:54 17-Nov-06 |
| **Number** | 2703M |

smiths

17 NOVEMBER 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: CATER ALLEN INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDER NAMED ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

   NOT DISCLOSED

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 17 NOVEMBER 2006

12. Total holding following this notification: NOT DISCLOSED

13. Total percentage holding of issued class following this notification: N/A

14. Any additional information: CATER ALLEN INTERNATIONAL LIMITED HAS ADVISED THAT, AS OF 15 NOVEMBER 2006, IT NO LONGER HAD A REPORTABLE INTEREST IN THE COMPANY'S SHARES.

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 17 NOVEMBER 2006

END

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Smiths Group PLC |
| **TIDM** | SMIN |
| **Headline** | Holding(s) in Company |
| **Released** | 12:40 17-Nov-06 |
| **Number** | 2812M |

smiths

17 NOVEMBER 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest:

   (A) FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND

   (B) FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   NOTIFICATION ON BEHALF OF FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR EDWARD C JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED, OF DISCLOSABLE INTERESTS ARISING UNDER S208(4)(b) OF THE COMPANIES ACT 1985.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

| *SHAREHOLDER* | *SHARES* |
|---|---|
| STATE STREET HONG KONG | 18,500 |
| STATE STREET BANK AND TR CO | 315,800 |
| BNP PARISBAS, PARIS | 333,500 |
| BANK OF NEW YORK EUROPE LDN | 3,198,800 |
| TRUST & CUST SRVCS BK LTD, TOKO | 20,260 |
| NOMURA TRUST AND BANKING | 37,700 |
| MASTER TRUST BANK OF JAPAN | 187,400 |
| ING LUXEMBORUG | 20,300 |
| NORTHERN TRUST LONDON | 42,900 |
| STATE STREET BANK AUSTRALIA (C | 98,400 |
| STATE STR BK AND TR CO LNDN (S | 120,920 |
| NORTHERN TRUST LONDON | 162,500 |
| JP MORGAN, BOURNEMOUTH | 193,900 |
| BROWN BROS HARRIMAN LTD LUX | 2,024,814 |
| JP MORGAN, BOURNEMOUTH | 4,540,916 |
| BERMUDA TRUST FAR EAST HK | 259,304 |
| JP MORGAN, BOURNEMOUTH | 7,926,483 |
| MELLON BANK NA | 17,300 |
| MELLON BANK NA | 35,700 |
| NORTHERN TRUST LONDON | 83,700 |
| NORTHERN TRUST CO | 102,200 |
| STATE STREET BANK AND TR CO | 667,500 |
| BROWN BROS HARRIMAN AND CO | 781,900 |
| JPMORGAN CHASE BANK | 12,673,452 |

| | |
|---|---|
| ROYAL TRUST -TORONTO | 20,719 |
| BROWN BROS HARRIMAN AND CO | 37,700 |
| CIBC MELLON TRUST | 115,480 |
| BANK OF NEW YORK | 365,200 |
| JPMORGAN CHASE | 402,500 |
| MELLON BANK NA | 672,920 |
| NORTHERN TRUST CO | 818,200 |
| STATE STREET BANK AND TR CO | 1,772,963 |
| DEXIA PRIVATBANK | 9,500 |
| SOCIETE GENERALE | 42,800 |
| JPMORGAN CHASE BANK | 44,600 |
| CHASE MANHTTN BK AG FRNKFRT (S | 82,900 |
| MIDLAND SECURITIES SERVICES | 124,140 |
| BANKERS TRUST LONDON | 264,380 |
| HSBC BANK PLC | 462,000 |
| BANK OF NEW YORK BRUSSELS | 773,369 |
| MELLON BANK | 981,800 |
| STATE STR BK AND TR CO LNDN (S | 1,699,519 |
| JP MORGAN, BOURNEMOUTH | 2,133,300 |
| NORTHERN TRUST LONDON | 3,419,880 |
| JPMORGAN CHASE BANK | 2,778,858 |

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 17 NOVEMBER 2006

12. Total holding following this notification: 50,886,877 SHARES

13. Total percentage holding of issued class following this notification*: 8.94%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT, 020 8457 8229

16. Name and signature of duly authorised officer of the listed company responsible for making this notification: NEIL BURDETT

17. Date of notification: 17 NOVEMBER 2006

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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